Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57429-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

March 20, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 4561

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-4561

Attention:	Mr. Paul Fischer, Staff Attorney and Ms. Elaine Wolff, Branch Chief

Infrablue (US) Inc.
Registration Statement on Form SB-2
Amended on February 10, 2006
SEC File No. 333-130403
__________________________________________

We write on behalf of Infrablue (US) Inc. (the “Company” or “Infrablue”) in response to Staff’s letter of February 24, 2006 (the "Comment Letter") signed by Elaine Wolff, Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the Company's Amendment No. 1 Form SB-2 (the "Form SB-2/A1") filed with the Commission on February 10, 2006. On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 2 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A2”). We enclose with this letter two copies of the Form SB-2/A2, plus two copies that have been redlined to show the changes from the previous Form SB-2/A1 filing.

In addition to the Form SB-2/A2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A2.

General

1. WE NOTE YOUR RESPONSE TO COMMENT 2, BUT ARE UNABLE TO LOCATE THE ARC GROUP RESEARCH DATED NOVEMBER 4, 2004. PLEASE PROVIDE US WITH A COPY OF THE CITED SOURCE.

In response to Staff’s comment, we enclose a copy of the Arc Group Research dated November 4, 2004.

State Securities Laws, page 18

2. WE NOTE YOUR RESPONSE TO COMMENT 21. PLEASE REVISE THE COVER PAGE, SUMMARY AND THROUGHOUT TO INDICATE THAT YOU DO NOT PRESENTLY PLAN TO REGISTER OR QUALIFY THE COMMON SHARES PURSUANT TO STATE LAW AND THE CONSEQUENCES TO INVESTORS. FURTHER, PLEASE REVISE THE RISK FACTOR HEADING AS WELL AS THE DISCLOSURE TO REFLECT THE FACT THAT YOU DO NOT INTEND TO REGISTER OR QUALIFY THE SHARES IN ANY STATE AND REVISE THE HEADING AND THE DISCUSSION TO DISCLOSE THE RISKS ASSOCIATED WITH YOUR INTENTION NOT TO REGISTER OR QUALIFY THE SHARES IN ANY STATE.

In response to Staff’s comment, the Company has amended the Form SB-2 in order to confirm that the Company does not presently plan to register or qualify the common shares pursuant to state securities laws other than where registration by coordination may be available and where requested by a shareholder in order to facilitate compliance with those state securities laws. Additional disclosure has been added to the cover page of the prospectus, the summary of the prospectus and to the plan of distribution. In addition, a risk factor has been added to address this issue.

Administration Contact with Azuracle – page 27

3. WE NOTE YOUR RESPONSE TO COMMENT 25, BUT ARE UNABLE TO DETERMINE WHERE YOU HAVE REVISED THIS SECTION OF YOUR DOCUMENT IN RESPONSE TO THE COMMENT. PLEASE REVISE OR ADVISE.

In response to Staff’s comments, we advise that the “Description of Properties” section of the Form SB-2 was originally amended in response to Staff’s Comment No. 25 in order to confirm that the administration contract with Azuracle is not for a defined term and may be terminated by either party delivering one month’s written notice of termination to the other. The Company has further amended the Form SB-2 in order to include this disclosure in the discussion of the administration contract with Azuracle on page 29 of the revised Form SB-2 in the “Description of Business” section. The Company supplementally advises that the rates for many of the services to be provided by Azuracle to the Company upon the Company’s request have not been fixed as the nature and timing of these services is not known. As noted in the disclosure, the Company and Azuracle will agree upon rates for services in advance of them being provided by Azuracle. As the rates for which Azuracle will provide additional administrative services is presently not known, the Company has not made any amendment to the disclosure regarding its administration contract with Azuracle to state the agreed upon rates.

With regards to our response letter dated February 8, 2006, we confirm that our response to Staff’s Comment No. 25 was inaccurate as no amendment had been made to provide additional disclosure regarding the rates for which Azuracle will provide additional administrative services. This statement was in error and we apologize for the confusion that our incorrect response created.

Certain Relationships and Related Transactions – page 41

4. WE NOTE YOUR RESPONSE TO COMMENT 30, AND YOUR STATEMENT IN PARAGRAPH THREE THAT THE DETERMINATION OF THE NUMBER OF SHARES ISSUED FOR THE INTELLECTUAL PROPERTY ASSETS "WAS DETERMINED BY ARMS LENGTH NEGOTIATION WITH THE KEYDATA PARTNERSHIP." NOTE 8.d. TO THE FINANCIAL STATEMENTS, HOWEVER, INDICATES THAT THE ACQUISITION OF THE INTELLECTUAL PROPERTY ASSETS WAS A "RELATED PARTY TRANSACTION". PLEASE ADVISE TO ADDRESS THE APPARENT DISCREPANCY. WE NOTE THAT THE PURCHASE AGREEMENT BETWEEN THE COMPANY AND PUBLICLOCK WAS DATED NOVEMBER 1, 2005, AND THE PURCHASE AGREEMENT BETWEEN PUBLICLOCK AND KEYDATA WAS LIKEWISE DATED NOVEMBER 1, 2005.

In response to Staff’s comments, the Company believes that its statement in the Form SB-2 that the determination of the number of shares issued for the intellectual property assets “was determined by arm’s length negotiation with the Keydata Partnership” is correct. At the time of the negotiation of the transaction between PublicLock and the Keydata Partnership, the Keydata Partnership was neither an affiliate of PublicLock nor an affiliate of Infrablue. The purchase agreement between the Company and PublicLock was negotiated concurrently with the purchase agreement between PublicLock and the Keydata Partnership. This concurrent negotiation and the dating of each purchase agreement as of November 1, 2005 resulted from the fact that PublicLock could not agree to sell the intellectual property assets to the Company until such time as it had obtained the agreement of the Keydata Partnership to sell these assets to PublicLock. Further, PublicLock could not agree to deliver the 10,000,000 shares of the Company’s common stock to the Keydata Partnership as consideration for the intellectual property assets without the purchase agreement between the Company and PublicLock being in place. During these negotiations, PublicLock was an affiliate and a related party of the Company. However, the Keydata Partnership was not a related party to either the Company or PublicLock nor was it an affiliate or shareholder of either entity at this time. Upon completion of the transactions, the Keydata Partnership became a greater than 10% shareholder of Infrablue. Accordingly, the transaction is reflected as a “related party transaction” in the notes to the Company’s financial statements.

Consolidated Financial Statements, page F-1

5. PLEASE UPDATE YOUR FINANCIAL STATEMENTS AS REQUIRED BY ITEM 310(g) OF REGULATION S-B.

In response to Staff’s comment, the Company has revised the Form SB-2 in order to include its interim consolidated financial statements for the three months ended December 31, 2005.

Consolidated Statements of Cash Flows, page F-6

6. WE NOTE YOUR REVISIONS IN RESPONSE TO COMMENT 33. IT DOES NOT APPEAR THAT THE $9,294 CHARACTERIZED AS "DUE TO TOMI HOLDINGS, INC." WOULD HAVE RESULTED IN A CASH INFLOW ON A CONSOLIDATED BASIS. IN ADDITION, IT APPEARS THAT THE CHANGE IN CONSOLIDATED ACCRUED LIABILITIES FOR THE YEAR ENDED SEPTEMBER 30, 2005 WAS $33,021 RATHER THAN $22,994. PLEASE ADVISE.

In response to Staff’s comment, the Company has amended its audited financial statements in order to reclassify the $9,294 characterized as “Due to Tomi Holdings Inc.” from financing activity to investing activity under the line “Cash acquired on purchase of Tomi Holdings Inc.”. The Company advises that, on a consolidated basis, Tomi Holdings would have had $9,294 more in cash if it did not advance the $9,294 to Infrablue UK prior to closing. Accordingly, the $9,294 was added to become part of the cash acquired on purchase of Tomi Holdings Inc.

In response to Staff’s comments regarding the change in accrued liabilities, the Company advises that the $10,027 difference was a result of Infrablue UK assuming all of Tomi Holdings accrued liabilities on the date of the reverse acquisition. The assumption by InfraBlue UK of the accrued liabilities did not result in a cash inflow from operating activities; therefore, the net change between the opening and closing balance of accrued liabilities of $33,021 has been reduced by $10,027.

Note 2 – Significant Accounting Policies
j) Revenue Recognition, page F-10

7. WE NOTE YOUR RESPONSE TO COMMENT 35. PLEASE SPECIFICALLY TELL US HOW YOU CONSIDERED PARAGRAPHS 56-62 OF SOP 97-2 WHEN DETERMINING WHETHER TO ALLOCATE A PORTION OF THE REVENUE FROM THE IRMA DEVICE SALES TO THE UPGRADES AND CUSTOMER SUPPORT OFFERED TO CUSTOMERS SUBSEQUENTLY TO SALES.

In response to Staff’s comment, the Company has provided the response attached hereto as Schedule A which sets forth the Company’s considerations of paragraphs 56 through 62 of SOP 97-2 when determining whether to allocate a portion of the revenue from device sales to the upgrades and customer support offered to customers subsequently to sales.

Note 11 – Subsequent Events, page F-18

8. WE NOTE YOUR RESPONSE TO COMMENT 237. PLEASE DISCLOSE THE VALUE OF THE AGGREGATE SHARES ISSUED TO PUBLICLOCK, INC. IN EXCHANGE FOR THE INFRABLUE TECHNOLOGY BASED UPON YOUR PROPOSED OFFERING PRICE.

In response to Staff’s comment, the Company has revised its audited financial statements for the year ended September 30, 2005 in order to disclose the aggregate value of the shares of the Company issued to PublicLock in exchange for the Infrablue technology based on the initial offering price of $0.25 per share. This disclosure is provided in Note 11 “Subsequent Events” to the audited financial statements.

Item 28 - Undertakings

9. WE NOTE YOUR RESPONSE TO COMMENT 40. PLEASE REVISE TO INCLUDE THE UNDERTAKINGS PURSUANT TO ITEM 512(g) OF REGULATION S-B AS RECENTLY AMENDED.

In response to Staff’s comment, the Company has amended the Form SB-2 in order to include the undertakings required pursuant to Item 512(g) of Regulation S-B, as recently amended.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encls.

cc:	Jessica Barberich, Accountant Kristi Beshears, Senior Accountant

cc:	Staley Okada & Partners Chartered Accountants

cc:	Infrablue (US) Inc.
Attention: Mitchell Johnson, President and CEO

2009 sales of Bluetooth smartphones set to reach 87.5m units Vs 18.8m for WLAN
ARC Group
04 November 2004

ARC Group expects sales of high-end smartphones (*) to reach 14.7m units in 2004, representing 53% of total smartphone sales. During the next five years, low-end smartphone (**) sales will grow slowly from 12.90m units in 2004 to 44.5m units in 2009, as many of the functions they offer are incorporated into standard feature phones. At the same time, demand for high-end smartphones will continue to grow steadily, so that their share of the smartphone market will increase to 64.5% in 2009, which represents figure sales of 80.5m units.

In the short- to medium-term, high-end smartphones will continue to attract professionals, early adopters and a great number of technophiles who are ready to invest in the latest technology. Sales of these devices remain low for many reasons, including the relatively high price of both devices and wireless data services, which makes it difficult for operators and service providers to balance device subsidies against the potential for increased data revenue streams.

In contrast with high-end smartphones, low-end smartphones often attract early consumers for functionalities such as friendly UI, camera, music, and multimedia messaging or Bluetooth. As a result, they represent a potential source of increased wireless data revenue streams, which in turn encourages operators to subsidise them. In addition, these devices generally support a limited number of features and require less powerful hardware components, which significantly reduce their cost.

On the top of their relative high cost, other reasons behind the relatively slow growth of the global smartphone market include their comparatively large size and heavy weight compared with traditional handsets. They also suffer from a very short battery life due to the substantial energy consumption of the CPUs, communication modules and high resolution screens - necessary features to deal with bandwidth consuming data services. However, ARC Group's Future Mobile Computing report predicts that with the hardware and software technology advances and the promise of new battery technologies, energy consumption of smartphones will halve within the next two years, enabling longer connection time. The price of these devices is also expected to reduce significantly during the next five years due mainly to the decrease in cost of hardware components including colour screens, memory, processors, and batteries. 'These components are traditionally used in other electronics devices such as PDAs, digital cameras, music players, and games devices. Therefore, the cost erosion will be driven primarily by high demand from different markets. The average price of smartphones is expected to decline even further depending on the level of competition and volume demand' says Dr Malik Saadi, senior analyst with the ARC Group and author of Future Mobile Computing: Device trends and wireless solutions.

It is important to note that the bill of material of smartphone devices is significantly dependant on the quality of embedded components and features. For example, a smartphone embedding low resolution screen (4000 colours), NAND memory, VGA camera, and ARM7 processor is much cheaper than a smartphone with high resolution screen (65,000 colours), NOR memory, ARM9 or above architecture, and a megapixel camera or above. Features such as Bluetooth could add as much as $10 and Wi-Fi as much as $25 to the bill of materials.

Future Mobile Computing finds that Bluetooth is mainly embedded in smartphones targeting the European market where Bluetooth is popular. However, Bluetooth capable smartphones are less popular in North America and even less so in Asia Pacific with the exception of Japan. Shipments of smartphones with built-in Bluetooth will grow from 2m units in 2003 to more than 6m units in 2004. ARC Group expects shipments of Bluetooth smartphones to reach 87.5m units totaling about 70% of the smartphone market.

Compared to other wireless technologies, such as Bluetooth, WLAN does not yet offer an ideal solution for being incorporated into smartphones. It has many significant challenges and disadvantages, specifically the fact that the price of building in this feature remains very high. This makes it even more difficult to subsidize WLAN devices and hence to justify the high price to the end-user. In addition current WLAN modules are bulky compared to Bluetooth because they include extra components for signal shaping and power amplification. Embedding these modules in smartphones, which already house bulky 2.5G/3G wireless modules, will dramatically complicate the design process and result in significantly larger form-factor devices as well as dramatically affecting the overall power consumption. Smartphones already suffer from high energy drain due to the high power consumption of 2.5G/3G wireless modules. In terms of usability, embedding WLAN into smartphones side by side to WWAN is not yet justified because WLAN-WWAN roaming solutions are still in their infancy and service providers will need time to adopt the technology. This will depend on the popularity of WLAN in the enterprise and also in public areas such as hotspots.

'Handset vendors have not offered much WLAN support so far, although in 2004, some manufacturers revealed smartphones incorporating WLAN at the very high-end segment of their product portfolio' adds Dr Saadi. 'Microsoft and Intel are the main supporters of including WLAN in smartphones as Microsoft OSs have already integrated WLAN stacks and Microsoft Xscale processors come with a WLAN interface. The majority of early WLAN devices are primarily targeting the North American market. Sales of WLAN devices are expected to grow only slightly over the next two years to reach 1.27m units worldwide by 2005. It is anticipated that after 2005, sales of WLAN smartphones will increase significantly to reach 18.75m units by 2009, which will represent 15% of total smartphone sales.'

(*) Mobile phones featuring advanced computing capabilities and handheld devices with cellular connectivity have converged in recent years into one category of devices that ARC Group refers to as high-end smartphones.

(**) ARC Group defines low-end smartphones as rich media phones that are basically terminals with an advanced user interface, embedding more than three features such as music, video player and recorder, camera, MMS, games, web browsing, synchronization with PC, Bluetooth, etc. These devices may be used in the business and corporate markets but specifically target the high-end and mid-range segments of the consumer market. In terms of functionality, the gap between low-end smartphones and feature rich phones is closing but the performance provided by the former is much higher than that provided by the latter, which is sometimes reflected in the price difference between the two categories.

SCHEDULE A

Company Response to Comment 7 Regarding Revenue Recognition Accounting Policies

Per SOP 97-2 Paragraph 56:

“Software arrangements may include the right to PCS. PCS includes the right to receive PCS services or unspecified upgrades/enhancements, or both, offered to users or resellers. A vendor may develop historical patterns of regularly providing all customers or certain kinds of customers with the services or unspecified upgrades/enhancements normally associated with PCS, or may anticipate doing so, even though there is no written contractual obligation or the stipulated PCS term commences at some date after delivery. In those situations, an implied PCS arrangement exists that commences upon product delivery. For purposes of applying the guidance in this SOP, PCS includes a vendor's expected performance based on such patterns, even if performance is entirely at the vendor's discretion and not pursuant to a formal agreement.”

Company Response:

The provision of software upgrades as a free download from our website and the pre sales and post sales customer support meet the above definition of PCS (Post-Contract Customer Support).

Per SOP 97-2 Paragraph 57:

“If a multiple-element software arrangement includes explicit or implicit rights to PCS, the total fees from the arrangement should be allocated among the elements based on vendor-specific objective evidence of fair value, in conformity with paragraph 10. The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate). The portion of the fee allocated to PCS should be recognized as revenue ratably over the term of the PCS arrangement, because the PCS services are assumed to be provided ratably. However, revenue should be recognized over the period of the PCS arrangement in proportion to the amounts expected to be charged to expense for the PCS services rendered during the period if—

  Sufficient vendor-specific historical evidence exists demonstrating that costs to provide PCS are incurred on other than a straight-line basis. In making this determination, the vendor should take into consideration allocated portions of cost accounted for as research and development (R&D) costs and the amortization of costs related to the upgrade-enhancement capitalized in conformity with FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed . Such costs should be considered as part of the costs to provide PCS.

  The vendor believes that it is probable that the costs incurred in performing under the current arrangement will follow a similar pattern.

Because the timing, frequency, and significance of unspecified upgrades/enhancements can vary considerably, the point at which unspecified upgrades/enhancements are expected to be delivered should not be used to support income recognition on other than a straight-line basis.”

Company Response:

The service element cannot be valued separately since different users of the software will need different levels of service. Sophisticated users might not need any services while novice users will need more technical assistance. Additionally, the fair value of the PCS cannot be determined by reference to the price the customer will be required to pay when the service element is sold separately. There will be no fees collected, as there is no renewal of the PCS.

Per SOP 97-2 Paragraph 58:

“If sufficient vendor-specific objective evidence does not exist to allocate the fee to the separate elements and the only undelivered element is PCS, the entire arrangement fee should be recognized ratably over (a) the contractual PCS period (for those arrangements with explicit rights to PCS) or (b) the period during which PCS is expected to be provided (for those arrangements with implicit rights to PCS).”

Company Response:

See Company response to paragraph 59 below.

Per SOP 97-2 Paragraph 59:

“PCS revenue may be recognized together with the initial licensing fee on delivery of the software if all of the following conditions are met.

a.	The PCS fee is included with the initial licensing fee.

b.	The PCS included with the initial license is for one year or less.

c.	The estimated cost of providing PCS during the arrangement is insignificant.

d.	Unspecified upgrades/enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent.”

If PCS revenue is recognized upon the delivery of the software, the vendor must accrue all estimated costs of providing the services, including upgrades/enhancements. Upgrades/enhancements are not developed solely for distribution to PCS customers; revenues are expected to be earned from providing the enhancements to other customers as well. Therefore, costs should be allocated between PCS arrangements and other licenses.”

Company Response:

All conditions are met: the PCS fee is included with the purchase of the IRMA device and software, the PCS included with purchase of the IRMA device and software is only for one year, the estimated cost of providing the PCS are insignificant since it only includes technical support emails, which is administered by Mr. Johnson, the Company’s President and upgrades and enhancements will be minimal, infrequent and available free of charge through our website. Therefore, the PCS revenue may be recognized together with the purchase of and on delivery of our IRMA products as all of the above conditions are met.

Per SOP 97-2 Paragraph 60:

“A determination that unspecified upgrades/enhancements offered during the PCS arrangement are expected to be minimal and infrequent should be evidenced by the patterns of minimal and infrequent unspecified upgrades/enhancements offered in previous PCS arrangements. A conclusion that unspecified upgrades/enhancements are expected to be minimal and infrequent should not be reached simply because unspecified upgrades/enhancements have been or are expected to be offered less frequently than on an annual basis. Regardless of the vendor's history of offering unspecified upgrades/enhancements to initial licensees, PCS should be accounted for separately from the initial licensing fee if the vendor expects to offer upgrades/enhancements that are greater than minimal or more than infrequent to the users or resellers of the licensed software during the PCS arrangement.”

Company Response:

Previous experience proves that there have been minimal and infrequent upgrades/enhancements related to our IRMA products. In addition, the estimated cost of providing the PCS are insignificant since it only includes technical support via emails, which is administered by Mr. Johnson, our President. Therefore, revenue from both the sale of our IRMA products and the PCS are recognized concurrently.

Per SOP 97-2 Paragraph 61:

“Post delivery Telephone Support at No Additional Charge. Post delivery telephone support provided to users by the vendor at no additional charge should be accounted for as PCS, in conformity with this SOP, regardless of whether the support is provided explicitly under the licensing arrangement. Although such telephone support may be offered or available for periods exceeding one year, if the vendor has established a history of providing substantially all the telephone support within one year of the licensing or sale of the software, the PCS may be considered to have a term of one year or less in applying paragraph 59, item (b) of this SOP. Accordingly, revenue allocable to telephone support may be recognized together with the initial licensing fee on delivery of the software if all the conditions in paragraph 59 of this SOP are met. This provision applies only to telephone support provided at no additional charge. If revenue allocable to telephone support is recognized together with the licensing fee on delivery, the vendor should accrue the estimated cost of providing that support.”

Company Response:

We do not provide post delivery telephone support. We only provide pre sales and post sales customer support through email. The costs of such support are insignificant.

Per SOP 97-2 Paragraph 62:

“PCS Granted by Resellers. An arrangement in which a vendor grants a reseller the right to provide unspecified upgrades/enhancements to the reseller's customers is an implied PCS arrangement between the vendor and the reseller, even if the vendor does not provide direct telephone support to the reseller's customers. If sufficient vendor-specific objective evidence does not exist to allocate the fee to the software and the PCS, revenue from both the licensing arrangement and the PCS should be recognized ratably over the period during which PCS is expected to be provided.”

Company Response:

There is no arrangement granted by us to any of our resellers to provide PCS regarding our IRMA products. All PCS support, upgrades and enhancements for our IRMA products are provided through our company’s website. Therefore, revenue from both the sale of our IRMA products and the PCS are recognized concurrently.